

January 10, 2014

<u>Via E-mail</u>
Gregory R. Blatt
Chief Executive Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

     Re: IAC/InteractiveCorp
            Registration Statement on Form S-4
            Filed December 13, 2013
            File No. 333-192854

Dear Mr. Blatt:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the guarantees are securities and thus each guarantor is required to file the financial statements specified by Regulation S-X for each guarantor of a registered security. Please see Rule 3-10(a)(1) of Regulation S-X. We further note that the registration statement does not appear to contain such financial statements. If you believe that one of the exceptions to this requirement set forth in Rule 3-10 applies, please provide us with your analysis in support of this belief and explain to us how you and the guarantors are currently complying with the applicable exception. In this regard, we note that you provide condensed consolidating financial information on pages 21-22 of your Form 10-Q for the fiscal period ended September 30, 2013, filed on November 8, 2013, and that such disclosure appears to be specific to your 2012 Senior Notes. We also note that it is unclear whether the "certain domestic subsidiaries" that guarantee your 2012 Senior Notes are the same subsidiaries as those that guarantee the 2018 Senior Notes that you are registering on this Form S-4.

Cover Page

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Forward-looking information, page iii

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Summary Terms of the Exchange Notes, page 6

Guarantee, page 7

4. We note your disclosure that the exchange notes will be unconditionally guaranteed. Please clarify whether the note guarantees are also full guarantees. Please refer to Rule 3-10 of Regulation S-X. Please revise here and throughout the document as necessary, and include a cross-reference as appropriate to your disclosure regarding any circumstances in which the guarantees may be released.

Exchange Offer, page 67

General, page 67

5. We note your disclosure that you will return any old notes not accepted for exchange as "promptly as practicable" after expiration of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Expiration of the Exchange Offer; extension; amendments, page 69

6. We note your disclosure that "if we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer" you will do so by "making a timely release through an appropriate news agency." Please advise us as to how this method of communication is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies Rule 14e-1(d). In doing so, please elaborate

upon the circumstances in which you may decide not to make a public announcement of any delay, extension, amendment or termination of the exchange offer.

Index to Exhibits

Exhibit 4.1

7. We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the exchange notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. In your analysis, please focus on Section 10.04(1) of the Indenture filed as Exhibit 4.1.

Exhibit 5.1

8. We note counsel's statement that counsel has acted as special counsel to you and "certain subsidiaries" of your company in connection with this offering. Please have counsel revise its opinion to clarify to which subsidiaries it is referring and to which subsidiaries its legal opinion pertains.

Exhibit 5.2

9. We note counsel's statement in the second paragraph that counsel examined only the documents listed. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinion(s).

10. We note counsel's assumptions set forth in paragraphs III.3—III.8. Please have counsel remove as inappropriate these assumptions, or explain to us why these assumptions are appropriate. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Law Clerk, at (202) 551-3477 or Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Andrew J. Nussbaum, Esq.